Exhibit 99.1

Genius Group completes acquisition of Education Angels and Property Investors Network

April 21, 2022: Genius Group Limited (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, has announced the completion of two of its four planned acquisitions following the closing of its recent initial public offering (“IPO”): Education Angels and Property Investors Network. These acquisitions were set in motion in 2020 and were completed on April 14, 2022.

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.7 million students in 200 countries, ranging from ages 0 to 100.

Following its IPO on NYSE American on April 12, 2022, Genius Group is now integrating its new acquisitions into its Genius curriculum.

Education Angels

New Zealand based Education Angels is a provider of in-home childcare, which enables children from birth to five years to flourish in a caring environment tailored to their needs. The goal is for children’s learning potential to be maximized and their emotional intelligence built up with the intention that they develop confidence, creativity, and the desire for lifelong learning.

Angela Stead, Director of Education Angels and Co-Founder of GeniusU said:

“I am delighted to be able to bring Education Angels under the Genius Group umbrella. It gives us the opportunity to continue our global growth and means that we will be able to make our curriculum and educational programs available on a worldwide scale.”

Property Investors Network

Property Investors Network (PIN) is a United Kingdom based property networking organization. PIN has a city-based event model that connects new and experienced property investors in 50 cities across the United Kingdom. Following the acquisition, Genius Group and PIN now plan to expand the PIN model to investors globally through Genius Group’s community of partners and students.

Simon Zutshi, who remains as CEO of PIN following the acquisition, said:

“Having the opportunity to work with Roger and the team at Genius Group, we are able to leverage our two decades of success in the UK to enter the global market, empowering property entrepreneurs worldwide.”

Roger James Hamilton, Founder & CEO of Genius Group, said:

“So many students have had their learning disrupted in recent years and it is so important that we offer them the skills to thrive and grow their genius, enabling them to help solve the economic, social and environmental problems our world is facing and to bring about positive change for future generations. Our recent program of acquisitions has been geared to improving educational opportunities in a lifelong learning curriculum from 0-100 years old. We warmly welcome all team members, partners and students from each of our acquisition companies into our Genius family.”

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.7 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and will include four companies intended to be acquired at the time of, or shortly after, the closing of the company’s initial public offering (the “IPO Acquisitions”). Two of these four IPO Acquisitions are Education Angels and Property Investors Network .

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s artificial intelligence (AI)-powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions will be the first steps towards this. They will include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England.

Genius Group’s current plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the closing of the acquisitions. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s final prospectus for its initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contacts:

Sally Butler, Senior Account Manager, Adia PR
Tel: +44 7961 730303 Email: sally@adiapr.co.uk

Leila Dastyar, Account Manager, Adia PR
Tel: +44 7564 334198 Email: leila@adiapr.co.uk

Company Contact:

Dave Gentry, RedChip Companies, Inc.

Phone: +1 407 4914498

GNS@redchip.com